Confidential Treatment Requested by MDC Partners (A-1)

May 13, 2011

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
Form 10-Q Fiscal Quarter Ended September 30, 2010
Form 8-K/A filed February 10, 2011
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the follow-up comments of the Staff of the Division of Corporation Finance, which were discussed during our telephone conversation of April 16, 2011, relating to your letter dated February 28, 2011 regarding the Company’s above-referenced filings

Form 10-K for Fiscal Year Ended December 31, 2009

Note 16.  Segmented Information, page 79

Pursuant to our conversation on April 16, 2011, please see attached a revised schedule which includes EBITDA dollars and margin as a percentage of revenue by entity, forecasted 2011 expectations, subtotals by reportable segment, entities listed in descending dollar value based on 2011 forecasted operating profits and a four year average of gross margin, operating margin and EBITDA dollars and margin.

Our Chief Operating Decision Marker (”CODM”) looks at our operating segments and allocates resources based on overall size and dollar performance, not based on margin percentages. The operating segments have been aggregated for these purposes based on how the businesses operate. More specifically, how the businesses go to market and what they offer the customer. As previously stated, the Strategic Marketing Services segment (“SMS”) represents fully integrated marketing services companies that are retainer based and which touch the client, while the Performance Marketing Services segment (“PMS”) represents companies that are more project based entities and which touch the ultimate client customers.

Confidential Treatment Requested by MDC Partners (A-1)

In regards to SMS, as we have stated, we expect long term gross margins to be in the 40-45% range. As documented in the attached schedule, the four year average gross margins for this segment in total is 37.2%, which is driven by gross margins of sub-40% for our two largest operating segments CPB and KBSP. Mono and Attention have had gross margins outside of the range of the other operating segments; however, due to their size, we expect as they scale to be within the range.  HL Group and Bruce Mau have historically been within the range and are expected to be again in the range in the future.  Hello Design is expected to stabilize within the range as it continues to grow. While we expected these operating segments, along with all operating segments in SMS, to get back to 40% plus gross margins over time, the current range is 35-45% which we believe is similar given the relative size and nature of the businesses. While the CODM looks to EBITDA dollars to determine where to allocate resources, projected EBITDA margins are also anecdotally within a 10% range for most entities with a four year average of 18.7%.

In regards to PMS, as we have stated, we expect long term gross margins to be in the 20-25% range. As documented in the attached schedule, the four year average gross margins for this segment in total is 24.6%. As with the SMS segment, we look to the operating segments’ gross margins to determine the economic similarities. Again, the CODM looks to EBITDA dollars to determine what resources to allocate. We also note anecdotally that  EBITDA margins are within a 10% range for most entities with a four year average of 9.9%. Accent, Northstar and Bryan Mills have historically been within the range and our expected to be there again in the future. While there is one operating segment which is clearly an outlier, that being Computer Composition of Canada, this entity has had historical revenues of approximately $2.6 million and operating profits and EBITDA of $1.5 million. Onbrand Design has also been an historical outlier.  This entity has had historical revenues of less than $2 million and losses on the operating profit and EBITDA lines.  This entity is expected to be profitable in 2011. Expected 2011 results for PMS in total are revenues of $183.8 million, operating profits of $14.4 million and EBITDA of $19.6 million. Based on these facts, specifically that these entities are similar to the other operating segments in terms of being a project based business, how they touch the customer and the fact that revenue and operating profits are not expected to be material in the future, these operating segments have been aggregated. In addition, to disaggregate these two operating segments as an “other” segment is not meaningful. The result of including these entities in PMS does not result in a materially different view of the reportable segment.

Our investors have commented that this disclosure is more meaningful to them. Our segment reporting has helped users of the financial statements to better understand the Company’s performance.

*                           *                      *                      *                      *

Confidential Treatment Requested by MDC Partners (A-1)

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                           *                      *                      *                      *

The Company is also enclosing with this submission a request for confidential treatment pursuant to Rule 83 of the Rules of Practice of the Commission with respect to the information provided herein, including the schedule hereto.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

Enclosures

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Al Ferarra, BDO USA LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP

MDC Partners Inc.
Summary
Confidential Treatment Requested by MDC Partners (A-2)